Exhibit 99.2

Amendment and Supplementary Agreement to

the NIO China Shareholders Agreement

This Amendment and Supplementary Agreement to the NIO China Shareholders Agreement (this “Amendment and Supplementary Agreement”) is made on May 29, 2020 (the “Execution Date”) by and among:

(1)	CMG-SDIC Capital Management Co., Ltd., a limited liability company duly established and existing under the Laws of the People’s Republic of China (“PRC” or “China”, for the purpose of this Amendment and Supplementary Agreement, excluding the Hong Kong Special Administrative Region, the Macao Special Administrative Region and Taiwan), holding a business license with unified social credit code of 91130600MA094UG35F, and with its legal representative being GAO Guohua, and registered office at West Dong Ao Wei Road, Rongcheng County, Baoding City, Hebei Province (“SDIC”);

(2)	Advanced Manufacturing Industry Investment Fund II (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91320191 MA1YK7YA6J, and with its executive partner being CMG-SDIC Capital Management Co., Ltd. and registered office at Room 1380, Fuying Building, No. 99 Tuanjie Road, Research and Innovation Park, Jiangbei New District, Nanjing City (“Advanced Manufacturing Industry Investment Fund”);

(3)	Anhui Provincial Emerging Industry Investment Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 9134000032543101X1, and with its legal representative being HUANG Linmu and registered address at Room 301, Innovation Building, No. 860 West Wangjiang Road, High-tech District, Hefei City, Anhui Province (“Anhui High-tech Co.”);

(4)	Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340800MA2UE54B3J, and with its executive partner being Anhui Jintong New Energy II Investment Management Partnership (Limited Partnership) and registered office at Room 616-1, Building#1, Zhumeng New Zone, No. 188 Wenyuan Road, Yixiu District, Anqing City, Anhui Province (“New Energy Automobile Fund”);

(5)	HeFei City Construction and Investment Holding (Group) Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340100790122917R, and with its legal representative being LI Hongzhuo and registered address at No. 229 Wuhan road, Binhu New District, Hefei City, Anhui Province (the “Hefei Investor”);

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(6)	Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holding a business license with unified social credit code of 91340111MA2UU69EX8, and with its executive partner being Hefei Xinping Investment Management Co., Ltd. and registered address at Room 101, 1st Floor, Area G, Intelligent Equipment Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province (“Jianheng New Energy Fund”); and

(7)	NIO Inc., a company duly established and validly existing under the Laws of the Cayman Islands, with its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and is currently listed on the New York Stock Exchange of the United States (NYSE: NIO) (“NIO Inc.”);

(8)	NIO Nextev Limited, a private company limited by shares duly organized and validly existing under the Laws of the Hong Kong of the PRC, with its company number of 2199750, and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“NIO HK”);

(9)	NIO User Enterprise Limited, a private company limited by shares duly organized and validly existing under the laws of the Hong Kong of the PRC, with its company number of 2487823 and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“UE HK”);

(10)	NIO Power Express Limited, a private company limited by shares duly organized and validly existing under the Laws of the Hong Kong of the PRC, with its company number of 2472480 and registered office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong (“PE HK”, together with NIO HK, UE HK and NIO Inc., the “NIO Parties”); and

(11)	NIO (Anhui) Holding Co., Ltd., a limited liability company duly established and duly existing under the Laws of the PRC, holds a business license with unified social credit code of 91340111MA2RAD3M4R, and with its legal representative being WANG Zhenglin and registered address at West Susong Road and North Shenzhen Road, Economic and Technological Development District, Hefei City, Anhui Province (the “Target Company”).

For purposes of this Amendment and Supplemental Agreement, each of the above parties shall be referred to individually as a “Party” and collectively as the “Parties”; Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund shall be referred to collectively as the “Designees”.

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Unless otherwise provided for in this Amendment and Supplementary Agreement, all terms used herein shall have the same meanings and interpretation rules as those provided under the Shareholders Agreement (as defined below).

WHEREAS:

(a)	SDIC, Anhui High-tech Co., the Hefei Investor, the NIO Parties and the Target Company have entered into the NIO China Investment Agreement (the “Investment Agreement”) and the NIO China Shareholders Agreement (the “Shareholders Agreement”) dated as of April 29, 2020;

(b)	SDIC designates Advanced Manufacturing Industry Investment Fund, the Anhui High-tech Co. designates New Energy Automobile Fund and the Hefei Investor designates Jianheng New Energy Fund to assume all or part of their respective rights and obligations under the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement, and each Designee agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement; and

(c)	The Parties unanimously agree to make specific amendments and supplements to certain terms of the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement.

NOW, THEREFORE, the Parties unanimously agree and acknowledge that each Designee shall become a party to the Shareholders Agreement by executing this Amendment and Supplementary Agreement and agree as follows:

1.	SDIC designates Advanced Manufacturing Industry Investment to assume all of its rights and obligations under the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement and Advanced Manufacturing Industry Investment agrees to assume all of such rights and obligations under the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement; Anhui High-tech Co. designates New Energy Automobile Fund to assume its rights and obligations under the Shareholders Agreement regarding its capital increase price of RMB 200,000,000 (corresponding to the newly increased registered capital of RMB 34,965,034.97 of the Target Company) under the Investment Agreement in accordance with this Amendment and Supplementary Agreement and New Energy Automobile Fund agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement; the Hefei Investor designates Jianheng New Energy Fund to assume all of its rights and obligations under the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement and Jianheng New Energy Fund agrees to assume such rights and obligations in accordance with this Amendment and Supplementary Agreement.

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2.	The second paragraph in Whereas clause of the Shareholders Agreement shall be amended as follows:

“In accordance with the NIO China Investment Agreement entered into by and among the Investors, the NIO Parties and the Target Company dated April 29, 2020 (the “Investment Agreement”), the Parties agree that the Investors may subscribe for RMB 1,223,776,223.79 newly increased registered capital of the Target Company with RMB 7 billion (“Investors Capital Increase Price”) in accordance with the Investment Agreement and obtain 24.115% of equity interest in the Target Company on a fully diluted basis (i.e., any existing shareholder or any other party has exercised its subscription right, convertible loan or other rights convertible into any equity interest in the Target Company) after the completion of the capital increase. In the meantime, the Parties agree that, in accordance with the Investment Agreement, the NIO Parties shall subscribe RMB 3,839,997,517.47 of the Target Company’s newly increased registered capital through asset contribution with the value of RMB 17,704,785,800.00 and RMB 4.26 billion (equivalent to USD 602.1 million) in cash (collectively, the “NIO Parties Capital Increase Price”, together with the Investors Capital Increase Price, the “Capital Increase Price”).”

3.	Certain definitions under the Shareholders Agreement shall be respectively amended as follows:

Parties	means	Advanced Manufacturing Industry Investment, Anhui High-tech Co., New Energy Automobile Fund, Jianheng New Energy Fund, NIO Inc., NIO HK, UE HK, PE HK and the Target Company
Investor	means	Advanced Manufacturing Industry Investment, Anhui High-tech Co., New Energy Automobile Fund and Jianheng New Energy Fund
Party	means	Each of Advanced Manufacturing Industry Investment, Anhui High-tech Co., New Energy Automobile Fund, Jianheng New Energy Fund, NIO Inc., NIO HK, UE HK, PE HK and the Target Company

The following definition in Clause 1.1 of the Shareholders Agreement shall be deleted:

Anhui High-tech Co. Capital Increase Price	means	the definition in Clause 2.1.1.1 of the Investment Agreement

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4.	Clause 2.1 (Shareholders of the Target Company) of the Shareholders Agreement shall be amended as follows:

“The shareholders of the Target Company (the “Shareholders”) are as follows:

NIO HK:	NIO Nextev Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

UE HK:	NIO User Enterprise Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

PE HK:	NIO Power Express Limited, a company established and existing under the Laws of Hong Kong, the PRC, with its office at 30th Floor, Jardine House, Once Connaught Place, Central, Hong Kong.
Authorized Representative: LI Bin

Advanced Manufacturing Industry Investment:	Advanced Manufacturing Industry Investment Fund II (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91320191MA1YK7YA6J, and with its registered address at Room 1380, Fuying Building, No. 99 Tuanjie Road, Research and Innovation Park, Jiangbei New District, Nanjing City.
Executive Partner: CMG-SDIC Capital Management Co., Ltd.

Anhui High-tech Co.:	Anhui Provincial Emerging Industry Investment Co., Ltd., a limited liability company duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 9134000032543101X1, and with its registered address at Room 301, Innovation Building, No. 860 West Wangjiang Road, High-tech District, Hefei City, Anhui Province.
Legal Representative: HUANG Linmu

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New Energy Automobile Fund:	Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91340800MA2UE54B3J, and with its registered address at Room 616-1, Building#1, Zhumeng New Zone, No. 188 Wenyuan Road, Yixiu District, Anqing City, Anhui Province.
Executive partner: Anhui Jintong New Energy II Investment Management Partnership (Limited Partnership)

Jianheng New Energy Fund:	Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), a limited liability partnership duly established and existing under the Laws of the PRC, holds a business license with unified social credit code of 91340111 MA2UU69EX8, and with its registered address at Room 101, 1st Floor, Area G, Intelligent Equipment Technology Park, No. 3963 Susong Road, Economic and Technological Development Zone, Hefei City, Anhui Province.
Executive Partner: Hefei Xinping Investment Management Co., Ltd.”

5.	Clause 5.1 (Registered Capital) of the Shareholders Agreement shall be amended as follows:

“The registered capital of the Target Company shall be RMB 5,074,773,741.26, of which:

5.1.1	NIO HK shall subscribe to RMB 2,539,030,264.99, representing 50.032% of the registered capital of the Target Company, of which RMB 5,500,000 shall be contributed in cash in RMB and has been paid up as of the Execution Date hereof; RMB 2,293,891,006.40 shall be contributed in the form of equity interest in NIO Co., Ltd.; and the remaining RMB 239,639,258.59 shall be contributed in the form of intellectual property rights;

5.1.2	UE HK shall subscribe to RMB 1,252,136,433.60, representing 24.674% of the registered capital of the Target Company, of which RMB 5,500,000 shall be contributed in cash in RMB and has been paid up as of the Execution Date hereof; RMB 744,755,244.76 shall be contributed in cash in USD equivalent; and the remaining RMB 501,881,188.84 shall be contributed in the form of equity interest in Shanghai NIO Sales and Services Co., Ltd.;

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5.1.3	PE HK shall subscribe to RMB 59,830,818.88, which shall be contributed in the form of equity interest in NIO Energy Investment (Hubei) Co., Ltd., representing 1.179% of the registered capital of the Target Company;

5.1.4	Advanced Manufacturing Industry Investment Fund shall subscribe to RMB 174,825,174.83, which shall be contributed in cash in RMB, representing 3.445% of the registered capital of the Target Company;

5.1.5	Anhui High-tech Co. shall subscribe to RMB 139,860,139.86, which shall be contributed in cash in RMB, representing 2.756% of the registered capital of the Target Company;

5.1.6	New Energy Automobile Fund shall subscribe to RMB 34,965,034.97, which shall be contributed in cash in RMB, representing 0.689% of the registered capital of the Target Company; and

5.1.7	Jianheng New Energy Fund shall subscribe to RMB 874,125,874.13, which shall be contributed in cash in RMB, representing 17.225% of the registered capital of the Target Company.”

6.	The form set forth in Clause 5.2.1 of the Shareholders Agreement shall be amended as follows:

Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
NIO Nextev Limited	2,539,030,264.99

RMB 5,500,000 of the registered capital contributed in cash in Renminbi, which has been contributed in full as of the Execution Date hereof;

RMB 2,293,891,006.40 of the registered capital contributed in equity interest in NIO Co., Ltd.;

RMB 239,639,258.59 of the registered capital contributed in intellectual property rights

			Within one (1) year after the closing in accordance with the Investment Agreement

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Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
NIO User Enterprise Limited	1,252,136,433.60

RMB 5,500,000 of the registered capital contributed in cash in Renminbi, which has been contributed in full as of the Execution Date hereof;

RMB 744,755,244.76 of the registered capital contributed in cash in USD equivalent;

RMB 501,881,188.84 of the registered capital contributed in equity interest in Shanghai NIO Sales and Services Co., Ltd.

			On or before March 31, 2021 in accordance with the Investment Agreement
NIO Power Express Limited	59,830,818.88	Contributed in equity interest in NIO Energy Investment (Hubei) Co., Ltd.	Within sixty (60) working days after the execution date of the Investment Agreement
Advanced Manufacturing Industry Investment Fund II (Limited Partnership)	174,825,174.83	Contributed in cash in Renminbi	On the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived

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Shareholders	Subscribed Registered Capital (RMB, Yuan)	Form of Capital Contribution	Timing of Capital Contribution
Anhui Provincial Emerging Industry Investment Co., Ltd.	139,860,139.86	Contributed in cash in Renminbi	In principle, on the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived; and shall in no event be later than September 30, 2020
Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership)	34,965,034.97	Contributed in cash in Renminbi	In principle, on the fifth (5th) working day after all of the Investors’ closing conditions under the Investment Agreement have been proved to be satisfied or waived; and shall in no event be later than September 30, 2020
Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership)	874,125,874.13	Contributed in cash in Renminbi	On or before March 31, 2021 in accordance with the Investment Agreement and shall be subject to the completion of the private equity fund filing with the Asset Management Association of China
Total	5,074,773,741.26	/	/

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7.	Clauses 5.2.2, 5.2.3 and 5.2.4 of the Shareholders Agreement shall be deleted, and Clause 5.2.5 of the Shareholders Agreement shall be re-numbered as Clause 5.2.2 of the Shareholders Agreement.

8.	The first paragraph of Clause 11.1 (Triggering Events of Investor Redemption Right) of the Shareholders Agreement shall be amended as follows:

“Upon the occurrence of any of the following events, the Investors shall obtain a redemption right, i.e., the right to request NIO Inc. or the NIO HK Holding Platforms to redeem all or part of the equity interest then held by the Investors in the Target Company. The Target Company shall assume an unlimited joint and several liability for the performance of the redemption obligations of NIO Inc. and the NIO HK Holding Platforms, and the period for such joint and several guarantee liability shall be one (1) year commencing from the expiration date of one hundred and twenty (120) days from the date of receipt of the Investors’ notice requesting to exercise the redemption right by NIO Inc. or the NIO HK Holding Platforms; if additional time is required due to the performance of any public procedure such as appraisal and/or bidding, auction or listing in respect of the transfer of state-owned assets, or the performance of any mandatory procedures of announcement in respect of the reduction in registered capital in the Target Company, the guarantee period set forth in this clause shall commence from the expiration date of the term for performing the redemption obligation otherwise agreed by the relevant parties). The Target Company shall adopt a resolution at the shareholders’ meeting of the Target Company in respect of such joint and several guarantee liability and shall cause the Actual Controller to give a written undertaking of using his reasonable efforts to cause NIO Inc. and the NIO HK Holding Platforms to perform the redemption obligations hereunder: ”

9.	Clause 11.4 (The NIO Parties’ Redemption Right) of the Shareholders Agreement shall be shall be amended as follows:

“11.4.1	The Parties agree that, prior to the date on which the Target Company is converted into a company limited by shares for the purpose of the Qualified IPO of the Target Company, the NIO Parties and/or any third party designated by them shall have the right to redeem half of the equity interest in the Target Company held by Jianheng New Energy Fund after this Investment (“Equity interest to be Purchased by NIO”).

11.4.2	The NIO Parties and/or any third party designated by them shall have the right to give a written notice (“Redemption Notice”) at any time to Jianheng New Energy Fund to request Jianheng New Energy Fund to sell all or part of their equity interest to the NIO Parties and/or any third party designated by the NIO Parties. The Redemption Notice shall specify the amount of equity interest in the Target Company requested to be redeemed by each of the NIO Parties and/or any third party designated by the NIO Parties, provided that the total number shall not exceed the Equity interest to be Purchased by NIO.

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11.4.3	The Parties agree that if the NIO Parties and/or any third party designated by the NIO Parties exercise(s) the aforesaid redemption right, the redemption price shall be the higher of the following: (a) the amount of the total paid-in capital increase price paid by Jianheng New Energy Fund in respect of the equity interest to be purchased by the NIO Parties and/or their designated third party plus the investment income calculated at a simple interest rate of 10% per annum (the amount of the investment income of each installment of the investment price shall be calculated from the actual capital injection date of such installment of investment price); and (b) the value of the equity interest to be redeemed by the NIO Parties and/or their designated third party determined based on the valuation of the Target Company in the then latest round of financing.”

10.	Clause 19.2.2 of the Shareholders Agreement shall be shall be amended as follows:

“The Parties unanimously agree that the Board of Directors of the Target Company shall consist of seven (7) directors; the Investors shall be entitled to nominate two (2) directors (“Investor Directors”), of which Advanced Manufacturing Industry Investment Fund shall be entitled to nominate one (1) Investor Director, and Jianheng New Energy Fund shall be entitled to nominate one (1) Investor Director; and the NIO Parties shall be entitled to nominate five (5) directors. If the aggregate percentage of equity interest in the Target Company held by the Investors in the Target Company is lower than five percent (5%), the Investors shall not be entitled to nominate any director. The Parties agree to vote in favor of the election of the above nomination at the Shareholders’ Meeting convened to approve this Transaction in accordance with Clause 4.2 of the Investment Agreement so that the person so nominated shall be elected as the directors of the Target Company.”

11.	Clause 23.1 of the Shareholders Agreement shall be amended as follows:

“It has the power and authority to execute this Agreement and to perform its obligations hereunder. It is an entity duly organized and validly existing under the Law of the jurisdiction of incorporation, or an individual with full capacity for civil conduct. Unless otherwise agreed in this Agreement, this Agreement has been duly executed by it, and constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms upon the execution of this Agreement.”

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12.	Clause 26.3 of the Shareholders Agreement shall be deleted, and Clause 26.3 of the Shareholders Agreement is reserved and intentionally left blank.

13.	Clause 28.1 (Notice) of the Shareholders Agreement shall be shall be amended as follows:

“The Parties agree that any notices relating to this Agreement shall only be effective if it is given in writing. Delivery in written form includes without limitation to delivery by way of facsimile, courier, registered mail and email. All such notices shall be deemed to have been given or received (a) on the date when the recipient receives the notice if delivered by courier or personal delivery; (b) on the seventh (7th) working day after it is sent if delivered by registered mail; and (c) upon successfully delivery if sent by email. All notices shall be deemed effectively given if delivered or sent to the following addresses or email addresses:

SDIC:
Attention:	DU Shuo
Address:	[***]
Telephone:	[***]
Email:	[***]

Anhui High-tech Co.:
Attention:	LIU Jingran
Address:	[***]
Telephone:	[***]
Email:	[***]

The Hefei Investor:
Attention:	XU Jing
Address:	[***]
Telephone:	[***]
Email:	[***]

Advanced Manufacturing Industry Investment Fund:
Attention:	DU Shuo
Address:	[***]
Telephone:	[***]
Email:	[***]

New Energy Automobile Fund:
Attention:	WEI Xiao
Address:	[***]
Telephone:	[***]
Email:	[***]

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Jianheng New Energy Fund:
Attention:	QU Chenchao
Address:	[***]
Telephone:	[***]
Email:	[***]

The NIO Parties:
Attention:	LI Bin
Address:	[***]
Telephone:	[***]
Email:	[***]

The Target Company:
Attention:	LI Bin
Address:	[***]
Telephone:	[***]
Email:	[***]”

14.	Clause 29.6 (Assignment) of the Shareholders Agreement shall be shall be amended as follows:

“Subject to relevant provisions of this Agreement, the Investors shall have the right to assign or transfer its equity interest in the Target Company and the rights, interests and obligations hereunder to any third party except for the competitors of the NIO Parties set forth in Exhibit IV. In the event that the license or consent of any Party hereto is required for such transfer, such Party shall give its utmost cooperation. In respect of such transfer, the other Parties to this Agreement hereby waive their respective pre-emptive rights and any other prior right or right of priority that they may be entitled to in accordance with applicable PRC Laws, this Agreement, the articles of association of the Target Company or any other matters. Unless otherwise agreed in this Agreement, none of the Parties shall assign or transfer any of its rights, benefits or obligations under this Agreement without the prior written consent of the other Parties. No assignment of rights, benefits or obligations in violation of this section shall be valid.

This Agreement shall be binding upon, inure to the benefit of and be effective for the Parties and their respective successors and assigns permitted hereunder. In addition, unless otherwise set forth herein, no third party is intended to be a beneficiary of this Agreement.”

15.	Exhibit I to the Shareholders Agreement shall be replaced by Exhibit I to this Amendment and Supplementary Agreement.

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16.	Each Party hereto hereby acknowledges that, each of SDIC, Anhui High-tech Co. and the Hefei Investor designates its respective Designee to assume all or part of its rights and obligations under the Shareholders Agreement in accordance with this Amendment and Supplementary Agreement, and each Party hereto hereby waives its right of first refusal and any other prior right or right of priority that it may be entitled to in accordance with applicable PRC Laws, this Amendment and Supplementary Agreement, the articles of association of the Target Company or any other matters.

17.	As of the Execution Date of this Amendment and Supplementary Agreement, each Designee shall be deemed as a successor with respect to the registered capital subscribed by it and shall become a party to the Shareholders Agreement as if each Designee had executed the Shareholders Agreement as an original signatory party; for the avoidance of doubt, SDIC and the Hefei Investor shall no longer be bound by any obligations under the Shareholders Agreement with respect to the registered capital to subscribed; Anhui High-tech Co. shall no longer be bound by such obligations under the Shareholders Agreement with respect to the registered capital to be subscribed by New Energy Automobile Fund.

18.	This Amendment and Supplementary Agreement shall be governed by, and construed in accordance with the laws of the PRC.

19.	Any dispute, controversy, difference or claim arising out of or relating to this Amendment and Supplementary Agreement shall be resolved by the Parties in dispute through amicable consultation. If the Parties fail to resolve such dispute within sixty (60) days of the date of the written notice given by a Party to the relevant other Parties indicating the existence of the dispute or requesting the commencement of negotiation, any Party may refer the dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in Beijing in accordance with the arbitration rules of CIETAC effective at the time of application for arbitration. The arbitration proceedings shall be conducted in Chinese. The arbitration tribunal shall consist of three (3) arbitrators to be appointed in accordance with the arbitration rules. The applicant and the respondent shall each appoint one (1) arbitrator, and the two (2) arbitrators so appointed by the parties shall agree upon the third arbitrator or the CIETAC shall appoint the third arbitrator. The arbitration award shall be final and binding on the parties to the arbitration. The losing Party shall be liable for the costs of the arbitration, all costs and expenses of the arbitration proceedings and all costs and expenses in relation to the enforcement of any arbitral award. The arbitral tribunal shall rule upon the costs of the parties not expressly provided for in this section.

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20.	This Amendment and Supplementary Agreement shall come into force and become binding on the Parties upon the execution by the legal representatives, authorized signatories or the respective authorized representatives and the affixation of their respective company chops. In case of conflict between any provisions of the Shareholders Agreement and this Amendment and Supplementary Agreement, this Amendment and Supplementary Agreement shall prevail; for any matter not mentioned herein, the Shareholders Agreement shall prevail; unless otherwise provided herein, the validity of other terms of the Shareholders Agreement shall not be affected by this Amendment and Supplementary Agreement.

21.	This Amendment and Supplementary Agreement shall be written in Chinese and be executed in twelve (12) originals, each of which shall have the same legal effect. Each Party shall hold one (1) original.

[SIGNATURE PAGES FOLLOW]

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(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

CMG-SDIC Capital Management Co., Ltd.

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

Anhui Provincial Emerging Industry Investment Co., Ltd.

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

HeFei City Construction and Investment Holding (Group) Co., Ltd.

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

Advanced Manufacturing Industry Investment Fund II (Limited Partnership)

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership)

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership)

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

NIO Inc.

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

NIO Nextev Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

NIO User Enterprise Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

NIO Power Express Limited

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

(This is the Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement)

IN WITNESS WHEREOF, the Parties have caused this Amendment and Supplemental Agreement to be executed as of the date first written above.

NIO (Anhui) Holding Co., Ltd

(Company Chop)

By:	/s/ Authorized Signatory
	Name:	Authorized Signatory
Title:

Signature Page to the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement

Exhibit I: Joinder Agreement

Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is executed and delivered by the undersigned party (the “Join in Party”) on the following date in accordance with (a) the NIO China Shareholders Agreement by and among CMG-SDIC Capital Management Co., Ltd., Anhui Provincial Emerging Industry Investment Co., Ltd., HeFei City Construction and Investment Holding (Group) Co., Ltd., NIO Inc., NIO Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO (Anhui) Holding Co., Ltd. dated as of April 29, 2020 and (b) the Amendment and Supplementary Agreement to the NIO China Shareholders Agreement by and among CMG-SDIC Capital Management Co., Ltd., Advanced Manufacturing Industry Investment Fund II (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd., Anhui Jintong New Energy Automobile II Fund Partnership (Limited Partnership), HeFei City Construction and Investment Holding (Group) Co., Ltd., Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), NIO Inc., NIO Nextev Limited, NIO User Enterprise Limited, NIO Power Express Limited and NIO (Anhui) Holding Co., Ltd. dated as of ______, 2020 (as amended or modified from time to time, hereinafter collectively referred to as “Shareholders Agreement”).

The Join in Party hereby agrees and acknowledges that, by execution of this Joinder Agreement, the Join in Party shall be deemed to be a Party to the Shareholders Agreement as of the date of this Joinder Agreement, and shall have all of the rights and obligations of ______ under the Shareholders Agreement, as if it had executed the Shareholders Agreement as an original signatory party of the Shareholders Agreement. The Join in Party fully accepts, as of the date of this Joinder Agreement, and agrees to be bound by, all terms and conditions contained in the Shareholders Agreement.

This Joinder Agreement shall be deemed as a part of the Shareholders Agreement, and shall, together with the Shareholders Agreement, constitute one single agreement among the Parties to the Shareholders Agreement (including but not limited to the Join in Party).

IN WITNESS WHEREOF, the Join in Party has caused this Joinder Agreement to be duly executed by its duly authorized representative as of the following date.

DATE: ______,

[Name of the Join in Party]

SIGNED

BY
Name: [·]
Title: Chairman

Address for notices:

Amendment and Supplementary Agreement to the NIO China Shareholders Agreement– Exhibit I